*AB 3/4

10029364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

SEC FILE NUMBER
8-67296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURRILL MERCHANT ADVISCRS GROUP, LLC, DBA BURRILL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 2700
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES WATSON (415) 591-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURR PILGER MAYER, INC.
(Name – *if individual, state last, first, middle name*)

100 PRINGLE AVE., #340 (Address) WALNUT CREEK (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, JAMES WATSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURRILL MERCHANT ADVISORS GROUP, LLC, DBA BURRILL LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Notary Public - California
San Francisco County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURRILL MERCHANT ADVISORS GROUP, LLC,
DBA BURRILL LLC
(SEC I.D. No. 8-67296)

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

PUBLIC DOCUMENT

Filed pursuant to rule 17a-5(e) under the
Securities Exchange Act of 1934 as a public document.

BURRILL MERCHANT ADVISORS GROUP, LLC,
DBA BURRILL LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

Report of Independent Registered Public Accounting Firm

To the Members of
Burrill Merchant Advisors Group, LLC,
dba Burrill LLC:

We have audited the accompanying statement of financial condition of Burrill Merchant Advisors Group, LLC, dba Burrill LLC, (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Burrill Merchant Advisors Group, LLC, dba Burrill LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 of the financial statements, the Company has had numerous significant transactions with businesses affiliated with the Company.

Burr Pilger Mayer, Inc.

Walnut Creek, California
February 15, 2010

BURR PILGER MAYER, INC.
100 PRINGLE AVENUE, SUITE 340, WALNUT CREEK, CA 94596 TEL (925) 296-1040 FAX (925) 296-1099

BURRILL MERCHANT ADVISORS GROUP, LLC, DBA BURRILL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	240,069
Accounts receivable, net of allowance for doubtful accounts of $32,500		600,500
Investment securities		53,313
Derivative instruments		5,070
Prepaid expenses		605
Total assets	$	899,557

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	25,828
Related party payable		148,350
Total liabilities		174,178
Members' equity:		
Member contributions		111,500
Member distributions		(3,953,475)
Accumulated earnings		4,567,354
Total members' equity		725,379
Total liabilities and members' equity	$	899,557

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Burrill Merchant Advisors Group, LLC, dba Burrill LLC (the Company or BMAG) was formed as a limited liability company duly organized under the laws of the State of Delaware on February 1, 2006 and commenced operations on August 17, 2006. The Company is a registered broker-dealer 100% owned by Burrill & Company (Burrill) that provides investment-banking services, consisting of merger and acquisition advisory services, arranging corporate financing for a retainer and success fee, sales of operating businesses, corporate financial and strategic advisory services and restructuring advisory services for private and public companies in the life science industry. The Company's principal office is located in San Francisco, California. The Company became a registered member of the National Association of Securities Dealers, Inc. (now known as Financial Industry Regulatory Authority (FINRA)) on August 17, 2006.

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements

Subsequent Events

In May 2009, the FASB issued a new standard, *Subsequent Events*, which was primarily codified into ASC 855 – Subsequent Events. ASC 855 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. ASC 855 is effective for fiscal periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's disclosures.

FASB Codification

In June 2009, the Financial Accounting Standards Board (the "FASB") issued the "FASB Accounting Standards Codification" (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative.

While the adoption of the Codification as of December 31, 2009 for the year then ended and all subsequent years changes how the Company references accounting standards, the adoption did not have an impact on the statement of financial condition, statements of income, changes in members' equity, or cash flows.

Continued

2. **Summary of Significant Accounting Policies**, continued

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds. Cash and cash equivalents are maintained at one major financial institution in the United States. Deposits held with banks may from time to time exceed the amount of insurance provided on such deposits.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable, which is determined based on historical collection experience and a review of the current status of the accounts receivable. At December 31, 2009, an allowance of $32,500 was established.

Investment Securities

The Company determines the appropriate classification of its investment securities at the time of purchase and reevaluates such determinations on each balance sheet date. Investment securities that are obtained and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of all securities is determined by quoted market prices. At December 31, 2009 all investment securities are classified as trading and are valued at $53,313. During 2009, the Company recognized unrealized gains totaling $51,890 associated with such trading securities.

On January 1, 2008, the Company adopted the amendments for fair value measurements as described in the accounting standards. These amendments establish a framework for measuring fair value. This applies to all financial instruments that are measured and reported on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches.

Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Continued

2. **Summary of Significant Accounting Policies**, continued

Investment Securities, continued

Level 1–Quoted market prices in active markets for identical assets.

Level 2–Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3–Unobservable inputs that are not corroborated by market data.

The Company's investment in NASDAQ common stock totaling $53,313 is classified as Level 1. The Company's derivative instrument totaling $5,070 is classified as Level 2.

Derivative Instruments

Derivative instruments are composed of warrants, expiring on August 31, 2012. The 142,110 warrants were received as part of compensation for transaction services and were initially valued at $39,717 upon receipt in August 2007. At December 31, 2009, the estimated fair value is $5,070. In accordance with accounting standards for derivative instruments and hedging activities, the derivatives are reported at fair market value with unrealized gains and losses included in the statement of income. During 2009 the Company recognized unrealized gains of $1,510 associated with the derivative.

Revenue Recognition and Deferred Revenue

Transaction success and service fees are recorded as revenue in the period in which milestones are achieved and the related services are performed in accordance with the applicable agreements. Cash received in advance of when the service is performed is treated as deferred revenue.

Income Taxes

Limited liability companies do not incur income taxes, except for an $800 minimum tax and a gross receipts fee paid by the LLC to the state of California that annually cannot exceed $11,790. All such minimum taxes and gross receipts fees are included in operating expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Continued

3. **Related Party Transactions**

The Company's revenue is generated from agreements assigned from Burrill to the Company or negotiated with assistance from Burrill.

Effective July 25, 2006, BMAG entered into a one year management agreement with Burrill Capital Management, Inc. (BCMI), an entity owned by Burrill. The management agreement shall be extended for successive one year periods unless cancelled. BCMI charges the Company for its estimated share of salaries, related benefits, payroll taxes, rent, utilities, local telephone, equipment, furniture and fixtures, postage, and general office expenses needed for the Company to operate its business. For 2009, such charges approximated 15% of the above mentioned BCMI's expenses and totaled $750,150. Additionally, BMAG and BCMI have entered into an agreement whereby BCMI is compensated 25% of certain transaction revenue for services BCMI employees provided BMAG. Such amount totaled $362,592 during 2009. As of December 31, 2009, $148,350 was due to BCMI for such expenses. BMAG does not have any employees but rather relies on the services provided by BCMI and Burrill employees.

4. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the FINRA, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $65,891 which was $54,279 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 2.64.

5. **Subsequent Events**

In accordance with ASC 855 – Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 15, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

ADDITIONAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Burrill Merchant Advisors Group, LLC,
dba Burrill LLC:

In planning and performing our audit of the financial statement of Burrill Merchant Advisors Group, LLC, dba Burrill LLC (the Company), as of December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Members of
Burrill Merchant Advisors Group LLC,
dba Burrill LLC
Page 2

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
Walnut Creek, California
February 15, 2010

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Burrill Merchant Advisors Group, LLC,
dba Burrill LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period of April 1, 2009 through December 31, 2009, which were agreed to by Burrill Merchant Advisors Group, LLC, dba Burrill LLC, (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which were check stubs denoting payment amounts and copies of the Form SIPC-6 filed, noting no differences;

2. Compared the revenue amounts reported on the audited Form X-17A-5 for the period of April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period of April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting there were no adjustments reported in Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, which were quarterly Focus Reports also known as Form X-17A-5, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Walnut Creek, California
February 15, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067296 FINRA DEC
BURRILL LLC 17*17
1 EMBARCADERO CTR STE 2700
SAN FRANCISCO CA 94111-3776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,089

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150 + 2547)

____
Date Paid

C. Less prior overpayment applied (3392)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,392

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burrill LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 2 day of 9, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $2,435,741

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________________________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues — $2,435,741

2e. General Assessment @ .0025 — $6,089
(to page 1 but not less than $150 minimum)